correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

LEADING INDEPENDENT PROXY ADVISORY FIRM ISS RECOMMENDS THAT CORREVIO SHAREHOLDERS VOTE FOR THE ARRANGEMENT WITH ADVANZ PHARMA

VANCOUVER, CANADA – May 1, 2020 – Correvio Pharma Corp. ("Correvio" or the "Company") (NASDAQ: CORV) (TSX: CORV), today announced that Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm, released a report (the "ISS Report") recommending that Correvio shareholders vote in favor of the proposed plan of arrangement (the "Arrangement") with ADVANZ PHARMA Corp. Limited ("ADVANZ PHARMA"). The Arrangement will be executed through a wholly-owned subsidiary of ADVANZ PHARMA.

The ISS Report states, in addition to other things, that "The proposed arrangement offers to the company's shareholders certainty of value due to its all-cash structure and provides significant premium to the unaffected price of the company's share and immediate liquidity to shareholders. The transaction also makes strategic sense given the substantial debt burden and going concern risk facing the company (as indicated by the auditor) and the comprehensive sale process undertaken by the company." The ISS Report goes on to conclude, "On balanced view, a vote FOR this resolution is warranted." Correvio encourages shareholders to review the ISS Report in its entirety for the full scope of ISS' recommendations.

The Arrangement:

As previously disclosed, on March 15, 2020, Correvio entered into an arrangement agreement (the "ADVANZ Arrangement Agreement") with ADVANZ PHARMA for ADVANZ PHARMA to indirectly acquire all of the issued and outstanding shares of Correvio. The acquisition is expected to have a total purchase price of approximately US$76 million, which includes the repayment of Correvio's outstanding debt of approximately US$48 million. Under the terms of the ADVANZ Arrangement Agreement, ADVANZ PHARMA will be paying US$0.42 per common share of Correvio (the "Consideration"), subject to applicable withholdings. ADVANZ PHARMA intends to pay for the acquisition of Correvio with cash on hand. The transaction is subject to customary closing conditions and is expected to be completed during the second quarter of 2020.

Upon closing, Correvio will become a wholly-owned subsidiary of ADVANZ PHARMA. In connection with the transaction and subject to closing, Correvio's common shares will be delisted from the Toronto Stock Exchange and the NASDAQ Capital Market and Correvio will cease to be a reporting issuer under U.S. and Canadian securities law.

ADVANZ PHARMA is a global pharmaceutical company with a diversified portfolio of more than 200 branded and unbranded products, and product sales in more 90 countries.

The foregoing description of the ADVANZ Arrangement Agreement is qualified in all respects by the full text of the ADVANZ Arrangement Agreement. A copy of the ADVANZ Arrangement Agreement, which appends a copy of the Arrangement, is available on Correvio's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Reasons and Benefits of the Arrangement:

The Correvio board of directors, after consultation in its evaluation of the Arrangement with its legal and financial advisors, determined unanimously that the Arrangement is in the best interests of Correvio and is fair and reasonable to the Correvio shareholders, resolved unanimously to approve the entering into of the ADVANZ Arrangement Agreement, and resolved to recommend to Correvio shareholders, holders of options, restricted share units and phantom share units (collectively, the "Securityholders") to vote in favor of the Arrangement resolution as set forth in Correvio's recently filed management information circular.

Securityholders are encouraged to read our discussion of the principal reasons our board of directors recommended the transaction which is on pages 21 and 45 of our management information circular dated April 7, 2020. Such discussion in the management information circular includes a description of the following reasons, among others described therein, that our board of directors has approved the transaction and recommended that the Securityholders vote in favor of the Arrangement resolution:

1. All cash consideration;
2. Consideration is a premium to the trading price;
3. Absent this transaction, the Company's cash on hand is not sufficient to fund the Company's current planned operations;
4. The Arrangement is subject to securityholder and court approvals;
5. Best available opportunity to maximize securityholder value;
6. Uncertainty due to current economic conditions, and the economic impact of the ongoing COVID-19 situation globally;
7. Availability of, and the risks and benefits related to, possible strategic alternatives; and
8. Terms of the ADVANZ Arrangement Agreement.

Upcoming Annual General and Special Meeting

Detailed information regarding how Securityholders can vote is provided in the management information circular. Correvio encourages Securityholders to provide their voting preferences by proxy in advance of the annual general and special meeting of Securityholders to be held on May 15, 2020, at 10:00 a.m. (Pacific time) (the "Meeting") to ensure that their vote will be counted if they are unable to attend the Meeting. The proxy filing deadline is May 13, 2020, at 10:00 a.m. (Pacific time). This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic, Correvio is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. Securityholders will not be able to attend the Meeting in person, however Securityholders and duly appointed proxyholders for Securityholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/202877707.

The record date for determining Securityholders entitled to receive notice of and vote at the Meeting was April 6, 2020.

The materials for the Meeting, including a notice of annual general and special meeting of Securityholders and management information circular, are available on Correvio's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Securityholders are encouraged to read the materials for the Meeting in detail, particularly the management information circular.

Securityholders are encouraged to vote as early as possible and in any event prior to 10:00 a.m. (Pacific time) on May 13, 2020, to ensure votes are reflected at the Meeting.

Securityholders who have questions regarding the transmittal documentation or who require assistance with voting should contact Gryphon, toll-free at 1.833.490.0586 or call collect outside North America at 1.416.661.6592 or by email at inquiries@gryphonadvisors.ca.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to anticipated benefits of the Arrangement to Correvio and its Securityholders; the timing and receipt of required Securityholder approvals for the Arrangement; the ability of Correvio and ADVANZ PHARMA to satisfy the other conditions to, and to complete, the

Arrangement, the closing of the Arrangement, the intention to seek a delisting of the common shares of Correvio on Nasdaq and TSX and the anticipated timing of the completion of the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, Correvio has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the ability of the parties to receive, in a timely manner, the necessary Securityholder and court approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary Securityholder and court approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

These statements reflect Correvio's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the Arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the ADVANZ Arrangement Agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate the ADVANZ Arrangement Agreement, the ability to hold the Meeting within the time frames indicated, and the approval of the transaction by the Securityholders of Correvio and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR on March 30, 2020, and Correvio's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Trevyent® is a trademark of United Therapeutics Corporation and used under license.
All other trademarks are the property of their respective owners.

Contacts:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com